UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

ROYCE GLOBAL VALUE TRUST, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

78081T104

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, New York 10174

Attention: Michael D'Angelo

(212) 542-4635

December 6, 2020

(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

 Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,443,120[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,443,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 10,503,468 shares of common stock outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed 8/28/2020.

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

1	NAME OF REPORTING PERSONS Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,443,120[2]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,443,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 10,503,468 shares of common stock outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed 8/28/2020.

2 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

1	NAME OF REPORTING PERSONS Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,443,120[3]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,443,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 10,503,468 shares of common stock outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed 8/28/2020.

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on May 1, 2020, with respect to the Common Stock of Royce Global Value Trust, Inc. (the "Issuer"). This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein. A total of approximately $15,017,316 was paid to acquire the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 6, 2020, Saba Capital Management, L.P. (“Saba Capital”) entered into a voting agreement (the “Voting Agreement”) with the Issuer and Royce & Associates, LP (Royce & Associates, LP primarily conducts its business under the name Royce Investment Partners (the “Adviser”, together with Saba Capital and the Issuer, the “Parties”)) whereby the Parties agreed, among other things, and subject to certain conditions, that the Board of Directors (the “Board”) of the Issuer will cause the Issuer to amend the terms of its Issuer Tender Offer Statement on Schedule TO filed on October 28, 2020 to reflect a revised tender offer to purchase for cash for up to 50% of its outstanding Common Shares with an expiration date of 11:59 P.M., New York City time on December 21, 2020 (the “Revised Tender Offer”). The Issuer shall use its reasonable best efforts to pay for any Common Shares tendered in the Revised Tender Offer on or prior to December 31, 2020.

Saba Capital agrees to tender, or cause to be tendered, all of the Common Shares of which certain of its clients are the beneficial owner in the Revised Tender Offer, including, but not limited to, all of the Common Shares then owned by certain of its clients.

In connection with the amendment of the tender offer terms, the Voting Agreement provides that Saba Capital on behalf of certain of its clients will vote its Shares "FOR" the new investment advisory agreement between the Issuer and Adviser.

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, the form of which is attached hereto as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 10,503,468 shares of common stock outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed 8/28/2020.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Stock effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, Saba Capital is party to the Voting Agreement, which is attached as Exhibit 99.2 to this Amendment No. 1 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.2: Form of Voting Agreement, dated as of December 6, 2020

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2020

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D'Angelo
	Name:	Michael D'Angelo
	Title:	Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

SABA CAPITAL MANAGEMENT GP, LLC

By:	Boaz R. Weinstein, its Managing Member

By:	/s/ Michael D'Angelo
	Name:	Michael D'Angelo
	Title:	Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Common Stock Purchased / (Sold)	Price ($)